United States securities and exchange commission logo





                               May 19, 2024

       Tralisa Maraj
       Chief Financial Officer
       LiveWire Group, Inc.
       3700 West Juneau Avenue
       Milwaukee, Wisconsin 53208

                                                        Re: LiveWire Group,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Filed February 23,
2024
                                                            File No. 001-41511

       Dear Tralisa Maraj:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Exhibits 31.1 and 31.2 CEO and CFO Certifications, page 1

   1.                                                   We note that your
Section 302 Certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the
introductory language in paragraph 4 referring to internal control over financial
reporting. In light of the fact that the transition period that allows for these
                                                        omissions has ended,
this disclosure is required in the Form 10-K for the year ended
                                                        December 31, 2023.
Please file an amendment to include the cover page, explanatory note, signature page
and paragraphs 1, 2, 4 and 5 of the certifications. Your Form 10-Q for the quarter ended
March 31, 2024 should be similarly amended.
 Tralisa Maraj
FirstName  LastNameTralisa Maraj
LiveWire Group, Inc.
Comapany
May        NameLiveWire Group, Inc.
     19, 2024
May 19,
Page  2 2024 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing